PRESS RELEASE

                             SOIL BIOGENICS LIMITED

NEWS RELEASE                                                   December 10, 2003


  SOIL BIOGENICS LIMITED ANNOUNCES INCORPORATION OF WHOLLY OWNED SUBSIDIARY SOIL
                                 BIOGENICS S.L.

VANCOUVER, DECEMBER 10, 2003 - Agustin Gomez de Segura, President of SOIL BIOGENICS LIMITED (NASD OTC BB: SOBGF) announces that it has incorporated a wholly owned Spanish subsidiary, Soil Biogenics S.L., to produce and market its bio-organic fertilizer. The company will be based in Madrid, Spain.

The Company decided to locate its bio-organic fertilizer production and distribution facilities in Spain due to the importance of agriculture to the Spanish economy. In addition, Spain as a member of the European Union is ideally situated for the distribution of the Company's fertilizer products into the European Union and the Mediterranean markets.

Mr. Agustin Gomez de Segura and Dr. Eduardo Gomez-Acebo have been appointed directors of the subsidiary.

Dr. Gomez-Acebo, MD, MBA, has a wealth of experience in the biotechnology field and has served as consultant to several companies involved in health and agriculture. He is currently a member of the Board of Directors of NeuroPharma and scientific advisor to the Zeltia Group.


ON BEHALF OF THE BOARD OF DIRECTORS

Agustin Gomez de Segura
Director


Forward-Looking  Statements

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "expects", "intends", "estimates", "may", "could", "would", "will", or "plan". Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.


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